                                                         Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(In millions)
(Unaudited)

	Years Ended December 31,
	2009	2008	2007	2006	2005
Earnings:
Income from continuing operations before taxes and cumulative effect of accounting change	$209.9	$257.5	$150.7	$163.2	$191.3
Add (deduct):
Equity in income of non-consolidated affiliates	(37.7)	(39.4)	(46.0)	(45.3)	(37.8)
Dividends received from non-consolidated affiliates	3.5	0.2	―	―	0.5
Capitalized interest	(9.7)	(5.0)	(0.2)	―	(0.3)
Fixed charges as described below	36.4	33.7	33.4	28.7	27.7
Total	$202.4	$247.0	$137.9	$146.6	$181.4

Fixed charges:
Interest expensed and capitalized	$21.3	$18.3	$22.3	$20.3	$20.2
Estimated interest factor in rent expense(1)	15.1	15.4	11.1	8.4	7.5
Total	$36.4	$33.7	$33.4	$28.7	$27.7

Ratio of earnings to fixed charges	5.6	7.3	4.1	5.1	6.5

(1)         Amounts represent those portions of rent expense that are reasonable approximations of interest costs.